UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Malacca Straits Acquisition Company Limited
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G5859B117
(CUSIP Number)
December 30, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: G5859B117

1	NAME OF REPORTING PERSON AQR Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 57,927
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 57,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G5859B117

1	NAME OF REPORTING PERSON AQR Capital Management Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 57,927
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 57,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: G5859B117

1	NAME OF REPORTING PERSON AQR Arbitrage, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 57,927
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 57,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: G5859B117

1	NAME OF REPORTING PERSON AQR Global Alternative Investment Offshore Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 57,927
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 57,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: G5859B117

1	NAME OF REPORTING PERSON AQR Capital Management GP Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 57,927
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 57,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.2%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: G5859B117
ITEM 1(a).	NAME OF ISSUER: Malacca Straits Acquisition Company Limited
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Unit 601-2 St. Georges Building, 2 Ice House Street, Central Hong Kong
ITEM 2(a).	NAME OF PERSON FILING:
(1) AQR Capital Management, LLC
(2) AQR Capital Management Holdings, LLC
(3) AQR Arbitrage, LLC
(4) AQR Global Alternative Investment Offshore Fund, L.P.
(5) AQR Capital Management GP Ltd.

AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC. AQR Capital Management, LLC, and AQR Arbitrage, LLC act as investment managers to AQR Global Alternative Investment Offshore Fund, L.P. AQR Capital Management GP Ltd. is the general partner of AQR Global Alternative Investment Offshore Fund, L.P.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
(1) ONE GREENWICH PLAZA, GREENWICH, CT 06830
(2) ONE GREENWICH PLAZA, GREENWICH, CT 06830
(3) ONE GREENWICH PLAZA, GREENWICH, CT 06830
(4) ONE GREENWICH PLAZA, GREENWICH, CT 06830
(5) ONE GREENWICH PLAZA, GREENWICH, CT 06830

ITEM 2(c).	CITIZENSHIP: (1) Delaware, USA (2) Delaware, USA (3) Delaware, USA (4) Cayman Islands (5) Delaware, USA
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Ordinary Shares, par value $0.0001 per share
ITEM 2(e).	CUSIP NUMBER: G5859B117
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
57,927
(b) Percent of class:
11.2%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
AQR Capital Management, LLC : 57,927

AQR Capital Management Holdings, LLC : 57,927

AQR Arbitrage, LLC : 57,927

AQR Global Alternative Investment Offshore Fund, L.P. : 57,927

AQR Capital Management GP Ltd. : 57,927
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
AQR Capital Management, LLC : 57,927

AQR Capital Management Holdings, LLC : 57,927

AQR Arbitrage, LLC : 57,927

AQR Global Alternative Investment Offshore Fund, L.P. : 57,927

AQR Capital Management GP Ltd. : 57,927
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: This Item 6 is not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Item 2(a) above.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item 8 is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item 9 is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: G5859B117
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2023	AQR Capital Management, LLC By: /s/ Henry Parkin Name: Henry Parkin Title: Authorized Signatory
February 14 2023	AQR Capital Management Holdings, LLC By: /s/ Henry Parkin Name: Henry Parkin Title: Authorized Signatory
February 14 2023	AQR Arbitrage, LLC By: /s/ Henry Parkin Name: Henry Parkin Title: Authorized Signatory
February 14 2023	AQR Global Alternative Investment Offshore Fund, L.P. By: /s/ AQR Capital Management GP Ltd., its General Partner /s/ Henry Parkin Name: Henry Parkin Title: Authorized Signatory
February 14 2023	AQR Capital Management GP Ltd. By: /s/ Henry Parkin Name: Henry Parkin Title: Authorized Signatory
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: G5859B117
AQR Capital Management Holdings, LLC, AQR Capital Management, LLC, AQR Arbitrage, LLC, AQR Global Alternative Investment Offshore Fund, L.P., and AQR Capital Management GP Ltd. hereby agree that this Schedule 13G is filed on behalf of each of the parties.

AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC. AQR Capital Management, LLC, and AQR Arbitrage, LLC act as investment manager to AQR Global Alternative Investment Offshore Fund, L.P. AQR Capital Management GP Ltd. is the general partner of AQR Global Alternative Investment Offshore Fund, L.P.